UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS

Distribution of Dividends

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, according to the meeting held on December 20th, 2011, ad referendum of the General Annual Meeting to be held on 2012, for the distribution of Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on November 30th, 2011, in the amount of R$ 775,000,000.00 (seven hundred and seventy-five million reais), corresponding to R$ 1.859039920 per batch of one thousand (1,000) ordinary shares, R$ 2.044943920 per batch of one thousand (1,000) preferred shares, and R$ 204.494391600 per batch of one thousand (1,000) Units.

The shareholders entitled for the Interim Dividends will be the ones registered in the Company’s books at the end of December 21th, 2011, including. Therefore as of December 22th, 2011, including, the Company’s shares shall be traded “Ex-Dividends”.

The amount of the interim dividends shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2011, and shall be paid in a date to be timely informed, without any compensation as monetary correction.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

São Paulo December 21, 2011.

BANCO SANTANDER (BRASIL) S.A.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 21, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer